Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 14, 2020

FAIRFAX REPORTS RECENT DEVELOPMENTS

(Note:             All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial information reflects preliminary indications and current estimates of key developments of the Company’s first quarter of 2020 prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces preliminary unaudited financial information which will be finalized for the Company’s first quarter of 2020 unaudited financial results, including information reflecting key developments as a result of the COVID-19 pandemic and its impact on global financial markets. We are currently estimating a net loss in the first quarter of 2020 of approximately $1.4 billion and an approximate 12% decrease in book value adjusted for the $10 per common share dividend paid in the first quarter of 2020.

•            “These are unprecedented turbulent times and we wanted to provide our shareholders with preliminary indications of some key developments for Fairfax’s first quarter of 2020 financial results. Our insurance companies continued to have strong underwriting performance in the first quarter of 2020 with a consolidated combined ratio below 100%, favourable reserve development and strong growth in gross premiums written of approximately 12%. Net losses on investments currently estimated at approximately $1.5 billion primarily reflects unrealized losses in the fair value of our common stock and bond portfolio from the sudden shock of COVID -19 and reverses a significant amount of the $1.7 billion net gains on investments we reported in 2019. We remain focused on continuing to be soundly financed and have drawn on our credit facility solely to ensure that we maintain high levels of liquid assets during these uncertain times. Fairfax had approximately $2.5 billion in cash and marketable securities in its holding company at March 31, 2020,” said Prem Watsa, Chair and Chief Executive Officer.

Key financial information for the first quarter of 2020, based on preliminary indications and current estimates but recognizing that the preparation of the Company’s first quarter financial statements is not finalized, includes the following:

•            Fairfax’s insurance companies continued to have strong underwriting performance in the first quarter of 2020, with the consolidated combined ratio of its insurance and reinsurance operations below 100% and continued strong reserving, which will result in solid operating income during the quarter. Fairfax is fortunate to have our insurance businesses remain open given our ability, utilizing past technology investments, to work from home during the pandemic.

•            Since mid-March 2020, Fairfax has been reinvesting its cash and short term investments into higher yielding investment grade U.S. corporate bonds with an average maturity date of 4 years and average interest rates of 4.25%, that will benefit interest income in the future. To date, taking advantage of the increase in corporate spreads, Fairfax has purchased about $2.9 billion of such bonds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•            Share of losses of associates of approximately $250 million will reflect impairment losses related to Fairfax’s investments in Quess, Resolute and Astarta of approximately $200 million, as well as the Company’s share of losses of associates.

•            Net losses on investments of approximately $1.5 billion will reflect unrealized losses on the Company’s equity and equity-related holdings and bonds.

•            Fairfax has drawn, solely as extra security, approximately $1.8 billion from its credit facility for liquidity purposes to support its insurance and reinsurance operations if these unprecedented turbulent times continue for an extended period. Fairfax was able to borrow these funds at no net cost to the Company as we were able to reinvest the proceeds into short term investments at a favourable spread while maintaining access to the funds if needed. Including the approximately $600 million proceeds from the sale of its 40% interest in Fairfax’s UK run-off group, RiverStone UK, which closed on March 31, 2020, Fairfax had approximately $2.5 billion cash and marketable securities in its holding company at March 31, 2020. During the first quarter of 2020, Fairfax utilized approximately $400 million and $300 million of its cash and marketable securities to provide capital support to its insurance and reinsurance operations and to pay common and preferred share dividends, respectively.

•            During the first quarter of 2020, the Company revised its accounting for its investment in Eurobank to apply the equity method of accounting on December 19, 2019, when regulatory restrictions on the Company’s voting rights in Eurobank were removed, which increased Fairfax’s voting rights in Eurobank from 19.9% to 32.4%. Accordingly, the Company will reclassify Eurobank within portfolio investments on its consolidated balance sheet at December 31, 2019 from a common stock measured at fair value to an investment in associate.

•            During the first quarter of 2020, the Company purchased approximately 140,000 of its subordinate voting shares on the open market for use in its share-based payment awards and approximately 51,000 of its subordinate voting shares for cancellation.

•            At March 31, 2020, the decrease in common shareholders’ equity will primarily be as a result of a net loss currently estimated at approximately $1.4 billion, principally from net losses on investments, unrealized foreign currency translation losses of approximately $200 million on foreign subsidiaries and foreign operations which will be recorded in accumulated other comprehensive income as a component of common shareholders’ equity on the consolidated balance sheet (principally as a result of the strengthening of the U.S. dollar), and the payment in the first quarter of the annual common share dividend of approximately $276 million.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell
Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.